[ZixCorp Letterhead]

January 31, 2005

VIA EDGAR and FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Adam Halper Barbara C. Jacobs
Re:	Zix Corporation Pre-Effective Amendment No. 2 to Registration Statement on Form S-3 Filed January 31, 2005; File No. 333-120548

Ladies and Gentlemen:

     Zix Corporation (the “Company”) hereby respectfully requests that the above-referenced registration statement be declared effective at 10:00 a.m. EST on Thursday, February 3, 2005.

     The Company hereby acknowledges that:

•	it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced registration statement;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Upon grant of this request to accelerate effectiveness, please contact the undersigned at (214) 370-2219 or Tanya Foreman at (214) 370-2223 to confirm the effectiveness of the above-referenced registration statement.

     Thank you.

Respectfully submitted,

/s/ Ronald A. Woessner

Ronald A. Woessner
Sr. Vice President & General Counsel